Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 212 521 5400 Fax 212 521 5450 reedsmith.com
Yvan-Claude Pierre Direct Phone: 1 212 549 0378 Email: ypierre@reedsmith.com

December 20, 2013

VIA EDGAR

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	CBD Energy Limited

Registration Statement on Form 20-F

Filed October 15, 2013

File No. 001-36136

Dear Ms. Ravitz:

On behalf of our client, CBD Energy Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 31, 2013 (the “Comment Letter”), relating to the Company’s Registration Statement (the “Registration Statement”) on Form 20-F publicly filed with the Commission on October 15, 2013. This letter accompanies Amendment No. 1 to the Registration Statement on Form 20-F publicly filed with the Commission on December 20, 2013 (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Amended Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Item 18. Financial Statements, page 98

1.	Refer to our prior comment 18. Please revise to update the audited financial statements to June 30, 2013, your most recently completed year end, or explain to us why those audited financial statements are not required under Item 8 to Form 20-F.

Response: The financial statements have been updated to include in Section F-1 the audited financial statements for the fiscal year ended June 30, 2013 (replacing the audited interim financial statements for the six months ended December 31, 2012). In addition, the disclosure throughout the Amended Registration Statement has been updated to incorporate the Company’s results through June 30, 2013 and more recent information about the Company’s capital structure and financial position is included in the Amended Registration Statement in accordance with requirements.

Amanda Ravitz, Assistant Director U.S. Securities and Exchange Commission Page 2

Interim Financial Statements as of December 31, 2012

Note 29. Events after the balance sheet date, page F1-73

2.	Please refer to our prior comment 21. We note that the majority of the sales price of the Larkden assets is collectible over a period extending to 2017. We also note that consideration may be reduced by $1 million if certain targets of installed capacity of the storage technology are not met within three years of the date of sale. While we see your response that you believe it is probable that the installation criteria will be achieved and that you will realize the consideration, we have continuing concerns about the accounting for the transaction. In that regard, please respond to the following:

•	We see that you, in part, relied upon a valuation report from 2012 in concluding that it is probable that the capacity criteria will be achieved. Describe to us the extent to which the conclusions in the valuation report rely on information provided by your management;

•	In light of the loss on sale of the patents and the age of the valuation report, tell us why you believe the conclusions in the report continue to be valid;

•	Describe to us the specific factors related to the purchaser that you considered in concluding that the purchaser has the technical and financial ability to achieve the required installation capacity and perform under the arrangement; and

•	In light of the extended payment period and purchase price contingency, tell us how you have not retained significant risks of ownership.

Amanda Ravitz, Assistant Director U.S. Securities and Exchange Commission Page 3

Your written response should more fully explain how you applied the criteria from IAS 18 in arriving at the accounting for the transaction.

Response: The accounting for the sale of the Larkden assets about which the Staff has raised questions is reflected in the updated audited financial statements for the fiscal year ended June 30, 2013 and included in the Amended Registration Statement as Section F-1 (replacing the audited interim financial statements as of December 31, 2012). The transaction is accounted for as activity that occurred during the 2013 fiscal year rather than as an event after the balance sheet date and is referenced or addressed in Notes 3(a)(vii), 6, 11(b) and (d) and 16(b) of Section F-1. In the remainder of the Company’s response below, additional background is provided on the Larkden assets and transaction and then the specific comments raised by the Staff are subsequently reprinted in bold and addressed sequentially.

Background

Larkden’s assets were certain patents relating to energy storage technology. On April 16, 2013, the Company’s interests in Larkden Pty Ltd including the energy storage patents held by Larkden were sold to an Australian company. The carrying value of the patent assets was $3.3 million at the date of the sale which resulted in a net loss on sale of $0.55 million. The transaction entered into by the Company in respect of the sale also included additional consideration of $1.74 million which would not have been achieved without the Larkden Pty Ltd sale component. This linked transaction comprised consideration for the termination of a license of $0.75 million held by another CBD entity for use of the storage technology (the associated assets had a carrying value of $0.4 million at the date of the sale resulting in a net gain on sale of $0.35 million) and reimbursement of costs of $0.99 million incurred by the Company which were also paid as part of that the sale and for which no asset was recognized on the balance sheet as at the date of the sale. The sale price has been allocated between the various components of the transaction based on the contractual agreements associated with each part of the transaction. Overall, the Company made a net gain of $0.79 million as a result of the combined transaction giving an indication that there was no impairment of the assets associated with the transaction below their latest audited reported carrying values at December 31, 2012.

The primary driver for the Board of Directors of the Company to enter into the sale agreement was that the transaction released $2.0 million of cash to the Company and that development of further opportunities to exploit the technology was not considered a core strategy for the company in the near term.

Staff Comment: We see that you, in part, relied upon a valuation report from 2012 in concluding that it is probable that the capacity criteria will be achieved.

The 2012 valuation report was primarily relied upon to extract information used by Company management to consider the likelihood that the installed capacity target will be met. The capacity target required is for 1MW of installed capacity to be operating, or held ready to operate, within a 3-year period. The report considers each of the projects in the development pipeline at the time of that report (which totaled a qualified pipeline of projects of 83MW) and discusses their status, size, cost and sponsors.

Amanda Ravitz, Assistant Director U.S. Securities and Exchange Commission Page 4

Staff Comment: Describe to us the extent to which the conclusions in the valuation report rely on information provided by your management;

All information used in the report concerning the status, size, cost and revenues relating to the projects underway at the time of the valuation were provided by representatives of the licensee of the technology (a related party to the acquiror of the technology from the Company in April 2013) with no input or influence from the Company.

The only information provided by the Company related to the history of the acquisition of the Larkden technology and the status of the registration of the patents pertaining to the technology. The material factor in the conclusion of the report was the status of the project, which has been described above.

Staff Comment: In light of the loss on sale of the patents and the age of the valuation report, tell us why you believe the conclusions in the report continue to be valid;

The Company continues to be in regular contact with the licensee of the technology and in November 2013 received a written update from them which validates and enhances the conclusions of the valuation report. In summary, the licensee is confident that a number of projects will be completed within the 3-year timeframe as they have made significant progress on a number of fronts in terms of progressing the original pipeline of projects further, adding new projects to the pipeline and establishing a cost -effective manufacturing operation for the components required to assemble the plants. Below is a more detailed status update provided by the licensee since the Larkden sale:

•	The licensee (which is an Australian company), as part of a joint venture, has established a factory in China to manufacture the components which make up the storage modules.

•	This factory is currently manufacturing components to construct a 0.5MW demonstration plant in China (we note that this will constitute 50% achievement of the required installed capacity to trigger the contingent payment). This project was not included in the October 2012 valuation report and therefore serves to further support the conclusions of that report.

•	The licensee’s joint venture partners in this manufacturing facility anticipate developing a 50MW plant in Western China following completion of the demonstration plant. This project was not included in the October 2012 valuation report and therefore serves to further support the conclusions of that report.

•	Two of the largest projects considered in the valuation report are based in Cyprus. These will be developed with support from the European Investment Bank (EIB). The EIB has advised the Cyprus Government that the project has passed the technical due diligence evaluation criteria and the EIB is now completing commercial due diligence. The projects are expected to commence in the third quarter of 2014. All project licenses, project approvals and Power Purchase Agreements are in place.

•	A further project in Saudi Arabia of 25MW has all project approvals and Power Purchase Agreements in place. The licensor is in advanced negotiations on funding for this project.

As a result of the updates received, the Company is of the view that the installed capacity assumptions in the valuation report are fully supported and based on the progress detailed above, have actually been enhanced. The Company has been able to independently verify, through information contained in marketing material produced by the developer of the Cyprus project, that the project to use the Larkden technology is underway and that the developer is looking for further opportunities to install it throughout the Mediterranean region.

Amanda Ravitz, Assistant Director U.S. Securities and Exchange Commission Page 5

Staff Comment: Describe to us the specific factors related to the purchaser that you considered in concluding that the purchaser has the technical and financial ability to achieve the required installation capacity and perform under the arrangement;

By way of reference point, the installed capacity required to be met within the 3-year period is 1 MW, of which 50% is currently being manufactured in China. The total capacity of the projects considered in the independent valuation in October 2012 was 83MW, and in addition to these, as discussed above, a further 75MW of projects are now in various stages of planning. In order to reach the target installed capacity of 1MW, a further 0.5MW of installed capacity is required to be completed prior to April 2016. This represents only 0.3% of the current pipeline which is required to be installed in this period to meet the contingent payment criteria.

The purchaser has a proven track record of financing and constructing projects incorporating the Larkden technology which demonstrates their ability to meet the capacity target and perform as required. Some examples of their track record are as follows:

•	The purchaser has previously constructed a 3MW plant at Lake Cargelligo in Australia (3 times the capacity required to achieve the contingent consideration payment). This project received a $5 million grant from the Australia Government to fund construction. This plant has been connected to the New South Wales electricity grid and has successfully demonstrated the production of electricity. The project features on the website of the National Renewable Energy Laboratory (a national laboratory of the U.S Department of Energy, Office of Energy Efficiency and Renewable Energy) as an example of a concentrating solar power project.

•	The purchaser has established a product development and demonstration site in Cooma in Australia.

•	Including the grant for Lake Cargelligo, Australian Government support totaling $12 million has been approved to facilitate the commercialization of the technology.

•	An independent engineering report prepared by Sinclair Knight Merz concluded that in a pilot project the modules performed as expected and could generate electricity when configured to do so.

•	The purchaser licenses the technology to other parties and as it does not necessarily need to have the financial capability to fund the development itself.

•	There is confirmation in marketing material produced by the developer of the Cyprus project that the project to use the Larkden technology is underway and that they are looking for further opportunities to install it throughout the Mediterranean.

•	As discussed above, the purchaser has begun manufacturing the components required to construct a 0.5MW plant in China (50% of the target installed capacity).

Amanda Ravitz, Assistant Director U.S. Securities and Exchange Commission Page 6

Staff Comment: In light of the extended payment period and purchase price contingency, tell us how you have not retained significant risks of ownership.

The Company no longer has any responsibility for the protection of the patents and associated costs of patent renewal or requirement to fund legal costs in the case of a challenge to the veracity of the patents. Additionally, under the terms of the sale agreement, interest accrues on unpaid consideration at the Australian Bank Bill Swap Rate (BBSW) + 1% and as such, the extended payment period does not lead to any financial disadvantage for the Company. The response above considers the purchase price contingency, which, due to the low hurdle required and the track record of the purchaser, is considered an insignificant risk.

IAS 18 (Revenue) highlights the following indicators that risks of ownership may have been retained. These are discussed with reference to the Larkden technology sale below:

(a) when the entity retains an obligation for unsatisfactory performance not covered by normal warranty provisions;

•	There is no obligation on the Company with regard to unsatisfactory product, system or technology performance (including basic warranties); hence this indicator is not present in the Larkden technology sale.

(b) when the receipt of the revenue from a particular sale is contingent on the derivation of revenue by the buyer from its sale of the goods;

•	As discussed above, part of the sale revenue recognized by the Company is contingent on an installed capacity target being met for projects utilizing the Larkden technology. This contingency is not dependent on technology performance or any revenue being received by the purchaser from any installation. Moreover, demonstration plants constitute an installation capable of generating electricity and serve to satisfy the criteria for an installed capacity target, as do plants which are not operational (but ready for operation). Hence, the achievement-of-revenue indicator is not present in the Larkden technology sale.

(c) when the goods are shipped subject to installation and the installation is a significant part of the contract which has not yet been completed by the entity;

•	The sale was of patents held by a company, and title of ownership of the entity (and accordingly the patents it holds) has been transferred. No further actions by the Company are required to complete this transfer and the Company has no involvement in the design and installation of the projects licensed by the buyer of the Larkden technology. Hence, this indicator is not present in the Larkden technology sale. The Company has no other obligations to fulfill under the sale agreement.

(d) when the buyer has the right to rescind the purchase for a reason specified in the sales contract and the entity is uncertain about the probability of return.

•	There are no rights to rescind the purchase contained within the Share Sale Agreement (other than standard terms relating to seller warranties). At the time of the sale, and the date of this response, the Company is not aware of any breaches of seller warranties or any other basis that would permit the buyer to rescind the sale of the Larkden technology. Hence, this indicator is not present in the Larkden technology sale.

Amanda Ravitz, Assistant Director U.S. Securities and Exchange Commission Page 7

Staff Comment: Your written response should more fully explain how you applied the criteria from IAS 18 in arriving at the accounting for the transaction.

IAS 18 (Revenue) contains the following key criteria for accounting for revenue. These are discussed below in relation to the Larkden transaction with the conclusion that the Company has properly accounted for revenue from the transaction in accordance with IAS 18.

Revenue shall be measured at the fair value of the consideration received or receivable

•	The deferred consideration accrues interest at BBSW + 1% and as such the fair value of the revenue yet to be received approximates the face value of the receivable. As discussed above, the Company does not consider an impairment of the contingent consideration to be required due to the very high probability that the installed capacity target will be met. Also as discussed above, 0.3% of the current project pipeline is required to be constructed to reach the installed capacity target. Extrapolating this indicates the fair value of the contingent consideration at the date of the transaction is 99.7% of its face value. The difference of $3,000 (0.3% x $1,000,000) is not considered material and as such the face value of contingent consideration has been treated as its fair value.

Revenue from the sale of goods shall be recognised when all the following conditions have been satisfied:

(a)	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	This has been discussed in the response above and the Company concluded that the significant risks and rewards of ownership have been transferred.

(b)	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The Company has no involvement with the patents, nor does it exercise any degree of control over their usage. As part of the transaction, any licenses that Company-related entities held to use the technology were terminated.

(c)	the amount of revenue can be measured reliably;

•	The revenue from the sale is clearly quantified in the Share Sale Agreement and measurement of the contingent consideration has been measured at 100% of face value based on the very high probability that the installed capacity target will be met.

Amanda Ravitz, Assistant Director U.S. Securities and Exchange Commission Page 8

(d)	it is probable that the economic benefits associated with the transaction will flow to the entity;

•	The Share Sale Agreement is a legally binding document and the purchaser has a proven track record in making the payments required under the contract.

(e)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

•	The costs in respect of the transaction have been clearly identified as the carrying value of the patents at the time of sale plus the legal and other costs required to document the transaction; there are no contingent costs related to the Larkden technology or the sale for which the Company is responsible.

*****

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at 212-549-0378.

Sincerely,

/s/ Yvan-Claude Pierre

Yvan-Claude Pierre
Reed Smith LLP

Attachments

cc:	Gerard McGowan, Managing Director and Executive Chairman of CBD Energy Limited